Exhibit 99.2

Invitae Acquiring Good Start Genetics and CombiMatrix, Adding Comprehensive

Reproductive Health Capabilities to Serve Every Stage of Life

— Good Start Genetics Provides Best-in-Class Carrier and NGS Preimplantation Screening to

Leading IVF Centers —

— CombiMatrix Trusted for Advanced DNA Diagnostics by Reproductive Health and Pediatric

Specialists —

— Invitae to Host Webcast for Investors on August 1 at 8 am ET / 5 am PT —

SAN FRANCISCO, July 31, 2017 – Invitae Corporation (NYSE: NVTA), one of the fastest growing genetic information companies, today announced two acquisitions to establish a leading position in family health genetic information services. Invitae has entered into a definitive agreement to acquire privately held Good Start Genetics, a molecular diagnostics company focused on preimplantation and carrier screening for inherited disorders. Invitae also has entered into a definitive agreement to acquire CombiMatrix (NASDAQ: CBMX), a company which specializes in prenatal diagnosis, miscarriage analysis and pediatric developmental disorders. The acquisitions will establish Invitae as a comprehensive provider of genetic information throughout every stage of life.

“This is a transformative moment for Invitae, for our industry, and—importantly—for patients. By acquiring Good Start and CombiMatrix, Invitae intends to create the industry’s first comprehensive genetic information platform providing high-quality, affordable genetic information coupled with world-class clinical expertise to inform healthcare decisions throughout every stage of an individual’s life,” said Sean George, chief executive officer of Invitae. “We believe the strength of our existing platform, strategic acquisitions like these and our network of partners will fuel continued growth and further establish Invitae as a leading genetic information service provider.”

Good Start Genetics: Genetic Information for Parents-to-Be

Good Start’s suite of offerings includes carrier screening and preimplantation embryo testing, which provides women, their partners and their clinicians with insightful and actionable information to promote successful pregnancies and help build healthy families.

“We are excited to bring our world-class, proprietary approach to genetic testing for women who are pregnant or planning to become pregnant to the Invitae platform,” said Jeffrey Luber, president and chief executive officer of Good Start. “Our companies share a belief in the power of genetic information to transform people’s lives and a common commitment to making that information affordable and available to all. Today, we are thrilled to bring the momentum we’ve built in IVF to Invitae. Together we will enhance our combined offerings in this important category and bring that comprehensive solution to our customers for the benefit of growing audiences everywhere.”

Good Start was the first to bring next-generation sequencing to reproductive health and, with its three primary product lines, has processed 1.7 million tests since its commercial launch in 2012.

•	In-Clinic Carrier Screening: Its flagship genetic carrier screening service, GeneVu, includes a comprehensive menu of highly-accurate diagnostic tests to assess known and novel mutations that cause inherited genetic disorders.

•	At-Home Carrier Screening: The recently launched VeriYou delivers physician-ordered, carrier screening via an at-home, affordable test service with genetic counseling and is available through Amazon.com, Inc.

•	Preimplantation Screening: Its proprietary and advanced preimplantation genetic screening test, EmbryVu, based on technologies exclusively licensed from Johns Hopkins University School of Medicine, is designed to provide an affordable testing service for individuals using assisted reproduction to achieve a healthy pregnancy.

Good Start has succeeded in making these tests available at scale via a next generation sequencing (NGS) platform that simplifies workflow and lowers costs while preserving quality. Good Start complements these offerings with world-class customer care and access to genetic counseling.

Under the definitive agreement, Invitae will acquire Good Start through the issuance of up to approximately 1.65 million shares of Invitae common stock (subject to a partial hold-back to cover indemnification liabilities), the payment of approximately $18.3 million in cash consideration to eliminate Good Start’s outstanding secured debt, and the payment or assumption of approximately $6.0 million in Good Start pre-closing and closing-related liabilities and obligations. The proposed acquisition of Good Start is expected to close in the first part of August, subject to customary closing conditions. Leerink Partners LLC is serving as financial adviser to Invitae on the acquisition of Good Start, and Pillsbury Winthrop Shaw Pittman LLP is serving as legal adviser.

CombiMatrix Corporation: Advanced Diagnostics for Women and Newborns

The acquisition of CombiMatrix will complement Invitae and Good Start’s genetic information services to establish a category-leading menu with the breadth and depth needed to provide comprehensive support for women, their partners and clinicians to use genetic information when considering their reproductive health options.

“We are excited to be joining forces with Invitae. This combination of CombiMatrix, a recognized leader in genetic testing for Miscarriage Analysis, with one of the fastest growing genetic information companies in Invitae provides a tremendous opportunity to accelerate the growth of both companies. The information that we will be able to provide as a combined entity will enable clinicians to help guide women through some of the most important health decisions they make along the continuum of care in family planning,” says Mark McDonough, president and chief executive officer of CombiMatrix. “We are eager to combine our complementary product portfolio, expertise and relationships to create the market leader in family health genetics.”

CombiMatrix is recognized as the leader in miscarriage analysis testing and offers DNA-based testing for the detection of genetic abnormalities beyond what can be identified through traditional methodologies for use in preimplantation genetic diagnostics, carrier screening, prenatal diagnosis, miscarriage analysis and the diagnosis of pediatric developmental disorders. CombiMatrix’s services include advanced technologies, such as single nucleotide polymorphism chromosomal microarray analysis, next generation sequencing, and long-standing expertise handling a variety of technically challenging sample types. CombiMatrix’s 2016 financial performance included $12.8 million in revenue, an increase of 28% over 2015. This momentum continued with CombiMatrix reporting a 27% increase in first quarter 2017 revenue compared to the first quarter of 2016, driven by a 32% increase in its reproductive health business.

Under the definitive agreement, the consideration payable to the holders of currently outstanding shares of CombiMatrix common stock, as well as currently outstanding restricted stock units and in-the-money options, is $27 million in shares of Invitae common stock based upon the 30 trading day trailing average closing price immediately preceding the agreement date, or approximately 2.85 million shares, subject to adjustment based upon a net cash calculation for CombiMatrix at the time of the acquisition. The definitive agreement contemplates an exchange offer for the outstanding CombiMatrix Series F warrants, in which Invitae would offer up to approximately $6.0 million in shares of Invitae, or approximately 0.63 million shares, and participation by holders of at least 90% of the Series F warrants is a condition to Invitae’s obligation to consummate the acquisition. The specifics of the warrant exchange offer have not yet been determined by Invitae. To the extent the Series F warrants are not exchanged and are either exercised or assumed as part of the acquisition, the consideration payable by Invitae could increase by up to approximately $15.0 million in shares of Invitae, or approximately 1.58 million shares, subject to adjustment based upon a net cash calculation for CombiMatrix at the time of the acquisition. Exercise proceeds from the Series F warrants could amount to approximately $10.7 million if all such warrants were exercised, which would stay with CombiMatrix as a wholly owned subsidiary of Invitae. The proposed acquisition of CombiMatrix is expected to close in the fourth quarter of 2017, subject to customary closing conditions, including CombiMatrix stockholder approval, as well as the warrant exchange participation threshold noted above. Torreya Partners acted as exclusive financial adviser to CombiMatrix on the agreement.

Invitae to Host Investor Conference Call

Management will host a webinar and conference call on August 1, 2017 at 8:00 a.m. Eastern / 5:00 a.m. Pacific to discuss these transactions in detail. The dial-in numbers for the conference call are (844) 579-6824 for domestic callers and (763) 488-9145 for international callers, and the reservation number for both is 62580208.

The live webinar and conference call may be accessed by visiting the investors section of Invitae’s website at ir.invitae.com. A replay of the webinar will be available shortly after the conclusion of the call and will be archived on Invitae’s website.

About Invitae

Invitae Corporation (NYSE: NVTA) is one of the fastest growing genetic information companies in the United States. Invitae’s mission is to bring comprehensive genetic information into mainstream medical practice to improve the quality of healthcare for billions of people. Invitae’s goal is to aggregate the world’s genetic tests into a single service with higher quality, faster turnaround time, and lower prices. For more information, visit our website at invitae.com.

About Good Start Genetics

Good Start Genetics is dedicated to women’s health and helping grow healthy families through its best-in-class genetics offerings. Using advanced clinical sequencing, proprietary methods and information tailored to the individual, the Company’s suite of offerings arms clinicians and patients with insightful and actionable information to promote successful pregnancies and help build healthy families. The Company’s product portfolio, including GeneVu, EmbryVu and VeriYou, encompasses a multifaceted approach to genetic testing, featuring solutions for both preimplantation and carrier screening, while offering comprehensive and flexible testing options helping a wider range of couples find their paths to pregnancy at significantly lower costs. Good Start Genetics complements these offerings with world class customer care and genetic counseling to help families stay well-informed and be better prepared for tomorrow. For more information, please visit www.goodstartgenetics.com.

About CombiMatrix

CombiMatrix Corporation (NASDAQ: CBMX) provides sophisticated molecular diagnostic solutions and comprehensive clinical support to foster the highest quality in patient care. CombiMatrix specializes in pre-implantation genetic diagnostics and screening, prenatal diagnosis, miscarriage analysis and pediatric developmental disorders, offering DNA-based testing for the detection of genetic abnormalities beyond what can be identified through traditional methodologies. CombiMatrix testing focuses on advanced technologies, including single nucleotide polymorphism chromosomal microarray analysis, next generation sequencing, fluorescent in situ hybridization and high resolution karyotyping. For more information, please visit www.combimatrix.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to the potential benefits and synergies from the proposed acquisitions; statements relating to the structure, timing, stockholder approval and/or completion of the proposed mergers; Invitae’s intention to file with the SEC registration statements on Form S-4 for the CombiMatrix merger and the warrant exchange offer; Invitae’s intention to conduct the warrant exchange offer; the expected closing dates of the proposed transactions; Invitae’s future product offerings and growth potential; and Invitae’s business strategy, including its acquisition growth strategy, and its beliefs regarding the ways in which the proposed acquisitions will contribute to that strategy. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially, and reported results should not be considered as an indication of future performance. These risks and uncertainties include, but are not limited to: risks and uncertainties associated with the parties’ ability to satisfy the conditions precedent to the consummation of the proposed transactions, including stockholder approval of and the ability to consummate the proposed CombiMatrix merger and the proposed Good Start merger, the ability of Invitae to conduct the warrant exchange offer, and the participation by CombiMatrix Series F warrant holders of the 90% minimum participation; the occurrence of any event that could give rise to the termination of the merger agreements; unanticipated difficulties or expenditures relating to the proposed transactions; legal proceedings that may be instituted against the parties following announcement of the proposed transactions; disruptions of current plans and operations caused by the announcement or pendency of the proposed transactions; the risk that expected benefits, synergies and growth prospects resulting from the proposed transactions may not be achieved in a timely manner, or at all; the risk the businesses of CombiMatrix and/or Good Start may not be successfully integrated with Invitae’s business following the respective closings; potential difficulties in employee retention as a result of the announcement and pendency of the proposed transactions; the reaction of customers and potential customers, payers, partners and competitors to the announcement of the proposed transactions; Invitae’s failure to manage growth effectively; Invitae’s ability to develop and commercialize new tests and expand into new markets; risks associated with Invitae’s limited experience with respect to acquisitions; and the other risks set forth in Invitae’s filings with the Securities and Exchange Commission, including the risks set forth in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017. These forward-looking statements speak only as of the date hereof, and Invitae Corporation disclaims any obligation to update these forward-looking statements.

Additional Information about the CombiMatrix Merger and Where to Find It

In connection with the CombiMatrix Merger, Invitae Corporation (the “Company”) and CombiMatrix intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including (a) a registration statement on Form S-4 that will contain a proxy statement/prospectus for CombiMatrix to solicit stockholder approval of the CombiMatrix Merger and (b) a registration statement on Form S-4 that will contain offer documents for the Company to conduct the Warrant Exchange Offer. Investors and security holders of the Company and CombiMatrix are urged to read these materials when they become available because they will contain important information about the Company and CombiMatrix as well as the CombiMatrix Merger and the Warrant Exchange Offer. The proxy statement/prospectus and the offering documents and other relevant materials (when they become available), and any other documents filed by the Company or CombiMatrix with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents (i) filed with the SEC by the Company, by directing a written request to: Invitae Corporation, 1400 16th Street, San Francisco, California 94103, Attention: Investor Relations or (ii) filed with the SEC by CombiMatrix, by directing a written request to: CombiMatrix Corporation, 310 Goddard, Suite 150, Irvine, California 92618, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement/prospectus, the offering documents and the other relevant materials when they become available before making any voting or investment decision with respect to the CombiMatrix Merger or the Warrant Exchange Offer.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the CombiMatrix Merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The Company and CombiMatrix and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CombiMatrix in connection with the CombiMatrix Merger. Information regarding the special interests of these directors and executive officers in the CombiMatrix Merger will be included in the proxy statement/prospectus referred to above. Additional information regarding the Company’s directors and executive officers is also included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 and the proxy statement for the Company’s 2017 annual meeting of stockholders. Additional information regarding CombiMatrix’s directors and executive officers is also included in CombiMatrix’s Annual Report on Form 10-K for the year ended December 31, 2016 and the proxy statement for CombiMatrix’s 2017 annual meeting of stockholders. These documents are available free of charge at the SEC’s web site (www.sec.gov) and from Investor Relations at the Company or CombiMatrix at the addresses set forth above.

NOTE: Invitae and the Invitae logo are trademarks of Invitae Corporation. All other trademarks and service marks are the property of their respective owners.

Source: Invitae Corporation

Contact:

Kate McNeil

ir@invitae.com

347-204-4226

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